Exhibit 2

Aurion Prime Holdings Limited

Asia Leading Corporate Services (BVI) Limited

Asia Leading Chambers, Road Town

Tortola VG1110 British Virgin Islands

October 1, 2025

JAKOTA Capital AG

Attn: Ariane Gschwind

Im Grafenstein 30

8408 Winterthur

Switzerland

Re: Private Transaction Agreement

Dear Mrs. Gschwind:

This will confirm our agreement and understanding relating to the purchase by Aurion Prime Holdings Limited (the “Buyer”) of 500,000,000 shares of common stock, par value $0.0001 per share, representing approximately 24.35% of the shares of Common Stock issued and outstanding on a fully diluted basis as of immediately following the Closing (the “Shares”), of Crisp Momentum Inc., a Delaware corporation (the “Company”), for an aggregate purchase price of $3,000,000, an equivalent of $0.006 per share, which is being paid to you with your execution and delivery of this agreement. You hereby acknowledge receipt of the purchase price in full. The purchase and sale of the Shares will be effected upon and subject to the following terms and conditions:

1. Concurrently herewith, you are delivering the original certificate(s) representing the Shares, duly endorsed for transfer to the Buyer, or with appropriate executed assignments attached.

2. The Buyer confirms that our ultimate beneficial owner, Mr. Adrian Cheng, hereby confirms his consent to join the board of directors of the Company as of October 3, 2025 in the capacity of the Chairman, and you the Seller represents herein that it had discussed with and received a preliminary agreement from the Company to effect election of Mr. Adrian Cheng as the Chairman on October 3, 2025 subject to standard corporate actions and filing procedures that cannot be unreasonably withheld.

3. In order to induce the Buyer to acquire the Shares, you hereby represent and warrant to the Buyer that:

(a)	you are the sole legal and beneficial owner and holder of the Shares, free and clear of any and all liens, pledges, security interests, encumbrances or other adverse claims or interests of any kind whatsoever;

(b)	the Shares are duly authorized, validly issued and outstanding, and fully paid and non-assessable;

(c)	you have full right, power and authority, without the necessity of any consent or approval of any other person or entity, to enter into and perform your obligations under this agreement, and to transfer the Shares to the Buyer hereunder;

(d)	this agreement constitutes your valid and binding obligation, enforceable against you in accordance with its terms; and

(e)	the transfer of the Shares hereunder will not constitute a breach or violation of, or conflict with, any agreement, commitment or other obligation to which you are a party or by which you are bound. No person is entitled to any right of first refusal, tag along right or any similar rights with respect to the purchase and sale of the Shares;

(f)	to the best of your knowledge and as it was represented to you by the Company:

●	the Company is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation;

●	the Company has no material liabilities or obligations not disclosed to the Buyer, whether accrued, contingent or otherwise;

●	there are no outstanding options, warrants, convertible securities, or other rights to acquire shares of the Company, except as disclosed to the Buyer;

●	there are no current or threatened legal proceedings or investigations against the Company;

●	the Company is in compliance in all material respects with all applicable laws, regulations, and its own charter documents.

4. In order to induce you to sell and transfer the Shares to the Buyer hereunder, the Buyer hereby represents and warrants to you that (a) the Buyer is an “accredited investor,” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, (b) the Buyer has full power and authority to execute and deliver this agreement and perform his or her obligations hereunder, and (c) this agreement has been duly authorized by all necessary action on the part of the Buyer, and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent limited by bankruptcy, insolvency, or other such laws affecting creditors’ rights generally.

5. All representations and warranties made by you in this agreement will survive the transfer of the Shares hereunder. The Buyer, on the one hand, and you, on the other hand, will indemnify and hold harmless the other from and against any and all costs, claims, damages, losses, liabilities, deficiencies and expenses (including reasonable attorneys’ fees) that the other such party may incur, sustain or suffer as a result of or by reason of any breach by the indemnifying party of any of the representations or warranties made by such indemnifying party in this agreement.

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6. This agreement will constitute your irrevocable authorization to the Company to transfer the record ownership of the Shares to the Buyer on the books of the Company.

7. As a condition precedent to the purchase of the Shares hereunder, the Buyer shall have become a party to that certain Lock-Up Agreement restricting the transfer of the Shares.

8. From time to time from and after the date hereof, we will each execute and deliver to one another any and all such further agreements, instruments, certificates and other documents as may reasonably be requested by the other such party in order more fully to consummate the transactions described herein.

9. This agreement may not be amended orally, and shall be binding upon and inure to the benefit of each of us and our respective heirs, executors, administrators, personal representatives, successors and assigns.

10. This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles. This agreement may be executed in counterparts.

11. No withholding: You as the seller is solely and exclusively responsible for the satisfaction of your own local, state and federal tax and/or withholding that may be applicable to the amounts payable by us under this Agreement.

12. Each Party shall be responsible for paying all Taxes (if any) that are required to be paid by such Party pursuant to applicable tax laws and regulations of the relevant jurisdiction. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such costs and expenses.

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If the foregoing fairly sets forth our entire agreement and understanding with regard to the transactions described herein, kindly confirm same by countersigning and returning to me and the Company a duplicate copy of this letter.

Very truly yours,

/s/ Wai Yi Winnie Young
Aurion Prime Holdings Limited

Accepted, Confirmed and Agreed to:

/s/ Jolanta Kluzowska
JAKOTA Capital AG

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